NO ACT

DC
PE
2-22-08


UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


[redacted]

08042831



March 21, 2008

Todd G. Hartman
VP, Assistant General Counsel
and Chief Compliance Officer
Best Buy Co., Inc.
Best Buy Corporate Campus
7601 Penn Avenue South
Richfield, MN 55423-3645

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2008

Re: Best Buy Co., Inc.
Incoming letter dated February 22, 2008

Dear Mr. Hartman:

This is in response to your letter dated February 22, 2008 concerning the shareholder proposal submitted to Best Buy by Domini Social Investments. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

# BEST BUY



LETTER TO SEC

February 22, 2008

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: Best Buy Co., Inc. -- Shareholder Proposal of Domini Social Investments

Ladies and Gentlemen:

Best Buy Co., Inc., a Minnesota corporation (the "Company" or "Best Buy"), has received a shareholder proposal dated January 16, 2008 (the "Proposal", attached as Exhibit A), from Domini Social Investments (the "Proponent") for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "2008 Proxy Materials"). The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reason discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials in reliance upon Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Best Buy recognizes the importance of ensuring that its paper product purchasing reflects the need for sustainable recourse management and conservation. As set out in greater detail below, Best Buy has robust programs, governance structures and initiatives in place to actively address this issue.

Best Buy very much appreciates the general concerns raised by the Proponent, but is of the view that the substance of the Proposal is encompassed by Best Buy's ordinary business operations (under Rule 14a-8(i)(7) of the Exchange Act).

In accordance with Rule 14a-8 under the Exchange Act, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if we omit the Proposal from our 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. A copy of this letter, including Exhibit A, is being mailed on this date to Karen Shapiro of Domini Social Invesments, the Proponent's representative, in accordance with Rule 14a-8(j), informing her of the Company's intention to omit the Proposal from the 2008 Proxy Materials. Also enclosed are an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Company intends to mail to shareholders, on or about May 12, 2008, its definitive proxy statement and form of proxy in conjunction with its 2008 annual meeting of shareholders. That meeting currently is scheduled to be held on June 25, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to shareholders.

## The Proposal

The Proposal requests that the Company's shareholders approve the following resolution:

**Sustainable Paper Purchasing**

As the largest retailer of consumer electronics in North America, Best Buy is a large purchaser of newspaper advertising inserts.

An August 2007 report released by Greenpeace, *Consuming Canada's Boreal Forest: The chain of destruction from logging companies to consumer*, tracks the supply chain of several forestry companies, beginning with logging operations in the Boreal Forest through production of finished products including paper. (http://isaphoto.greenpeace.org/chainofdestruction/consuming-the-boreal-forest-t.pdf.) According to this report, a portion of Best Buy's inserts are printed on paper sourced from unsustainable (or destructive) operations in the Boreal Forest.

Canada's Boreal forest is a major source of paper consumed in the United States, including newsprint. Each year, logging activities clear 1.5 million acres in Canada's Boreal forest.

Canada's Boreal forest is the largest remaining intact forest left in North America and, as the world's largest terrestrial storehouse of carbon, is critical to mitigating climate change. Forests store the equivalent of 175 years of global fossil fuel emissions, with Boreal forests storing the largest percentage of carbon. Forest loss is responsible for 20-25% of total carbon dioxide (C02) emissions globally.

The Boreal forest is home to nearly 50% of North America's bird species and contains the world's largest remaining populations of woodland caribou and wolverines. These and other species have declined significantly due to habitat loss, in part, from unsustainable logging. The conservation and responsible management of the Boreal Forest are critical to maintaining healthy North American communities, including Canadian aboriginal communities. The forest provides clean drinking water, recreation, and economic and cultural sustenance.

The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC certification recognizes forestry operations that adopt environmentally and socially responsible practices (www.fsc.org). As such, FSC certification can reduce brand and public perception risk to companies. Paper from logging operations certified to FSC standards is increasingly available.

Our company can ensure its advertising uses sustainably produced paper by specifying FSC certified paper and recycled paper from its suppliers. Companies such as Dell, Ikea, Limited Brands and Staples have announced policies to avoid purchasing paper sourced from endangered forests and unsustainable logging operations, to increase the use of recycled fiber, and established FSC-certified paper procurement preferences.

Best Buy's annual report and 10K are printed on paper containing post-consumer waste, and the color pages of the annual report arc printed on paper containing 10% FSC certified fiber. However, it appears our company has not extended its sustainable paper purchasing practices to paper used in its advertising.

Resolved: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by December 1, 2008, on our company's sustainable paper purchasing policies.

**Supporting statement**: We believe the report should include goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber;
- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and
- Estimating avoided greenhouse gas emissions from these activities.

**Grounds for Exclusion**

1. The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). As discussed in the 1998 Release, there are two central considerations underlying this policy: first, that "[c]ertain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and second, "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report does not remove the proposal from the ordinary business grounds for exclusion. Exchange Act Release No. 20091 (August 16, 1983).

Best Buy believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7). Best Buy addresses the sustainability of paper purchases in a number of ways, and a report addressing our current policies would involve "micro managing" the Company's ordinary business operations. The scope and detail of the proposed report is expanded still further as the Proponent's supporting statement calls for it to include goals and timeframes with respect to increasing adherence to one specific certification standard for fiber (FSC), increasing the use of recycled fiber and estimating avoided greenhouse gas emissions from those activities. The Proponent also sets a deadline of December 1, 2008, (less than six months after the annual shareholder meeting) for the report. The 1998 Release states that proposals may be seen as attempting to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames."

Best Buy has taken numerous steps to reduce the amount of paper used in advertising circulars and to use greater content of recycled fiber. Specifically, the Company has reduced the volume of paper used by decreasing the size of our inserts. Additionally, the company has reduced the weight of the paper used, which also reduces the fiber content. The Company has also engaged in paper purchases from Sustainable Forestry Initiatives and has attempted to ensure that all purchased paper carries at least one sustainable forestry certification. Best Buy has also made decisions about the logistics supporting paper sourcing in order to reduce the carbon footprint by eliminating unnecessary transportation of materials. Best Buy also works with environmental advocacy groups to ensure that paper for resale in its stores is not sourced from unsustainable operations. Such actions demonstrate Best Buy's strong commitment to sustainable paper practices.

The Staff has considered similar shareholder proposals such as Sprint Corporation (Feb.6, 2002) (a proposal impacting the sourcing of paper products for the company); Applied Digital Solutions, Inc. (Apr. 25, 2006) (proposal that the independent directors of the company prepare a report on the harm the continued sale and use of RFID chips would have to the public's privacy, personal safety and financial security); and Wal-Mart Stores, Inc. (Mar. 24, 2006) (proposal requested a report to shareholders on the rate of use of public assistance benefits by Wal-Mart associates). In each of the foregoing matters, the Staff concurred with the companies' view that the proposal was excludable as it related to the companies' ordinary business operations. Decisions regarding paper purchasing, particularly beyond applicable regulatory requirements, involve the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations, and are not an appropriate matter for shareholder oversight.

Best Buy is a large retailer, selling a multitude of products in many jurisdictions. Best Buy sources paper from a variety of mills in order to avoid an adverse impact on the environment due to extensive transportation impact. The Company attempts to source paper close to printing facilities and the newspaper facilities. The Proponent's request for a report seems to require the Company to engage experts to undertake a large-scale research project to determine goals and timeframes exclusively for the initiatives listed. Business decisions such as the allocation of resources for research into sustainable paper purchasing and sourcing decisions are not appropriate for direct shareholder oversight. Moreover decisions regarding paper purchasing are inherently based on complex business decisions and potential business partnerships that are outside the knowledge and expertise of shareholders. Giving shareholders this ability would constitute micro-management of the Company's business.

Furthermore, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff took the position that, to the extent a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or public health, there is a basis to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. The Proposal requires the Company to report on sustainable paper purchasing policies. In addition, the Proponent's supporting statement specifically focuses on specific goals and timeframes with respect to increasing adherence to the FSC certification standard for fiber, increasing the use of recycled fiber and estimating avoided greenhouse gas emissions from those activities. The Proponent specifically identifies the FSC certification as a means to reduce brand and public perception risks. Therefore, the Company is being asked to engage in and report on an assessment of the potential legal, financial and business risks and liabilities related to sustainable paper purchasing. Such areas are precisely within the Company's ordinary business operations; the Staff has previously indicated that such matters should be left to management and the board of directors.

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. We also note that the Staff has not objected to excluding shareholder proposals when such proposals relate to a company's day-to-day business. See, e.g., Sprint Corporation (Feb.6, 2002) (allowing exclusion of a proposal impacting the sourcing of paper products for the company); Ford Motor Company (Mar. 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); and College Retirement Equities Fund (Sept. 7, 2000) (proposal requesting that the fund take steps to divest its holdings of a particular entity omitted as it relates to the ordinary business operations of an investment company). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues. The Proposal does not raise significant social policy concerns. We understand that the intent of the Proposal, if adopted, is to have the Board evaluate the business policies and practices related to paper product selection and sourcing, notwithstanding that the Proposal refers to sustainable paper purchasing concerns and the Boreal forest. The underlying intent of the Proposal is further shown by the introductory statement which provides that adoption of the suggested FSC certification criteria will "reduce brand and public perception risk to companies."

For the foregoing reasons, we believe the Company may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(7).

## CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is 952-430-5691, and the Proponent's facsimile number is 212-217-1101. Please call the undersigned at 612-291-8756 or contact me at todd.hartman@bestbuy.com if you have any questions or need additional information.

Thank you for your consideration.

Yours very truly,

Todd G. Hartman
VP, Assistant General Counsel and Chief Compliance Officer

CC: Karen Shapiro (Domini Social Invesments)
cfletters@sec.gov (submitted via e-mail)

EXHIBIT A

Domini
SOCIAL INVESTMENTS

The Way You Invest Matters

January 16, 2008

Corporate Secretary
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, Minnesota 55423

*Via Federal Express*

Re: Shareholder Proposal Requesting Sustainable Paper Purchasing Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds including the Domini Social Equity Fund.

On December 7, 2007 I sent a letter to Bradbury H. Anderson, Vice Chairman and Chief Executive Officer of our company, requesting information on our company's paper sourcing practices. I have never received a response to my letter.

I am submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Best Buy Co., Inc. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Best Buy shares from State Street Corporation, custodian of our Portfolio, is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro
Shareholder Advocacy Associate

Encl.

**Sustainable Paper Purchasing**

As the largest retailer of consumer electronics in North America, Best Buy is a large purchaser of newspaper advertising inserts.

An August 2007 report released by Greenpeace, *Consuming Canada's Boreal Forest: The chain of destruction from logging companies to consumer*, tracks the supply chain of several forestry companies. beginning with logging operations in the Boreal Forest through production of finished products including paper. (http://usaphoto.greenpeace.org/chainofdestruction/consuming-the-boreal-forest-t.pdf.) According to this report, a portion of Best Buy's inserts are printed on paper sourced from unsustainable (or destructive) operations in the Boreal Forest.

Canada's Boreal forest is a major source of paper consumed in the United States. including newsprint. Each year, logging activities clear 1.5 million acres in Canada's Boreal forest.

Canada's Boreal forest is the largest remaining intact forest left in North America and, as the world's largest terrestrial storehouse of carbon, is critical to mitigating climate change. Forests store the equivalent of 175 years of global fossil fuel emissions, with Boreal forests storing the largest percentage of carbon. Forest loss is responsible for 20-25% of total carbon dioxide ($CO_2$) emissions globally.

The Boreal forest is home to nearly 50% of North America's bird species and contains the world's largest remaining populations of woodland caribou and wolverines. These and other species have declined significantly due to habitat loss, in part, from unsustainable logging. The conservation and responsible management of the Boreal Forest are critical to maintaining healthy North American communities, including Canadian aboriginal communities. The forest provides clean drinking water, recreation, and economic and cultural sustenance.

The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC certification recognizes forestry operations that adopt environmentally and socially responsible practices (www.fsc.org). As such, FSC certification can reduce brand and public perception risk to companies. Paper from logging operations certified to FSC standards is increasingly available.

Our company can ensure its advertising uses sustainably produced paper by specifying FSC certified paper and recycled paper from its suppliers. Companies such as Dell, Ikea, Limited Brands and Staples have announced policies to avoid purchasing paper sourced from endangered forests and unsustainable logging operations, to increase the use of recycled fiber, and established FSC-certified paper procurement preferences.

Best Buy's annual report and 10K are printed on paper containing post-consumer waste, and the color pages of the annual report are printed on paper containing 10% FSC certified fiber. However, it appears our company has not extended its sustainable paper purchasing practices to paper used in its advertising.

**Resolved:** Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by December 1, 2008, on our company's sustainable paper purchasing policies.

**Supporting statement:** We believe the report should include goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber;
- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and
- Estimating avoided greenhouse gas emissions from these activities.

STATE STREET.

200 Clarendon St.
Boston, MA 02116

January 31, 2008

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Domini Social Equity Trust

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Trust, has continuously held shares of Best Buy for more than one year in account 2212 at the Depository Trust Company. As of January 16, 2008, State Street held 120,758 shares, 858 of which were held continuously for more than one year.

| Security | Number of Shares | Shares Held 1+ Years |
|---|---|---|
| Best Buy | 120,758 | 858 |

If you have any questions or need additional information, please contact me at (617) 937-8481.

Sincerely,

Anthony Riccio

Senior Associate
State Street Bank & Trust

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2008

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Best Buy Co., Inc.
Incoming letter dated February 22, 2008

The proposal requests that the board prepare a report on the company's sustainable paper purchasing policies.

There appears to be some basis for your view that Best Buy may exclude the proposal under rule 14a-8(i)(7), as relating to Best Buy's ordinary business operations (i.e., decisions concerning the paper stock used by the company). Accordingly, we will not recommend enforcement action to the Commission if Best Buy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Craig Slivka
Attorney-Adviser

**END**